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                             November 9, 2023

       Suqin Li
       Chief Executive Officer
       Majestic Ideal Holdings Ltd
       22/F, China United Plaza
       1002-1008, Tai Nan West Street
       Cheung Sha Wan, Kowloon, Hong Kong

                                                        Re: Majestic Ideal
Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-271502

       Dear Suqin Li:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed October 31, 2023

       General

   1. We note the disclosure on page 5 and elsewhere in your amendment that "On May 11,
                                                        2023, the Company
submitted the filing materials to the CSRC, and the Company
                                                        subsequently obtained
approval from the CSRC on July 24, 2023. However, the Company may need to update the
filing materials if any of the aforementioned material matters occurs." Please confirm
in writing that you will notify us promptly of any changes to your disclosure regarding or
requested by the CSRC.
 Suqin Li
FirstName  LastNameSuqin
Majestic Ideal Holdings LtdLi
Comapany 9,
November   NameMajestic
              2023        Ideal Holdings Ltd
November
Page 2     9, 2023 Page 2
FirstName LastName
       Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Lawrence S. Venick, Esq.